UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SATSUMA PHARMACEUTICALS, INC.

(Name of Subject Company)

SATSUMA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number of Class of Securities)

John Kollins

President and Chief Executive Officer

Satsuma Pharmaceuticals, Inc.

4819 Emperor Boulevard, Suite 340

Durham, NC 27703

(650) 410-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua Dubofsky

Phillip Stoup

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 5, 2023. The Statement relates to the tender offer by SNBL23 Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation (“Parent”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated April 16, 2023, between the Company, the Purchaser and the Parent, to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company in exchange for (i) $0.91 per share in cash, without interest thereon and less any applicable withholding taxes, and (ii) one non-transferable contractual contingent value right per share (the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

As of the filing of this Amendment, two complaints have been filed by purported stockholders of the Company alleging that the Statement contains omissions and misrepresentations that render it false and misleading:

•

On May 18, 2023, a purported stockholder of the Company named William Ballard filed a complaint against the Company and members of the board of directors of the Company (the “Company Board”) in the United States District Court for the District of Delaware, captioned Ballard v. Satsuma Pharm., Inc., No. 1:23-cv-00544-UNA.

•

On May 23, 2023, a purported stockholder of the Company named William Johnson filed a complaint against the Company and members of the Company Board in the United States District Court for the District of Delaware, captioned Johnson v. Satsuma Pharm., Inc., No. 1:23-cv-00565-UNA.

The complaints allege that the Company and the Company Board violated Sections 14(d) and 14(e) of the Securities Exchange Act of 1934 (the “Act”), as well as Rule 14d-9 promulgated thereunder, and that the Company Board violated Section 20(a) of the Act. The complaints assert claims challenging the adequacy of the disclosures regarding the background of the proposed transaction, the Company’s financial projections, the financial analyses relied upon by the Company Board, and the interests of the Company’s financial advisors, Houlihan Lokey Capital Inc. (“Houlihan”) and Lazard Frères & Co., LLC (“Lazard”). The lawsuits seek, among other things, injunctive relief to enjoin the Offer, rescission and rescissory damages should the Offer be consummated, an injunction directing the Company Board to comply with the Act, and an award of attorney’s and expert fees and expenses. Purchaser and Parent are not named as parties to the lawsuits. The above-referenced actions are collectively referred to as the “Tender Offer Litigation.”

As of the filing of this Amendment, the Company had also received eight stockholder demand letters, which generally seek that certain allegedly omitted information in the Statement be disclosed, and one books and records demand letter (collectively, the “Demands,” and together with the Tender Offer Litigation, the “Actions”), which generally seeks information in connection with a purported stockholder’s investigation of, among other things: (i) the events leading to the Offer, (ii) the Company’s financial projections, (iii) the financial analyses performed by Houlihan and Lazard; (iv) the independence and disinterestedness of the Company Board and the Company’s management, (v) the independence and disinterestedness of Houlihan and Lazard; and (vi) whether breaches of fiduciary duty, wrongdoing, mismanagement, and/or material non-disclosure have taken place.

The Company and the Company Board vigorously deny that the Statement is deficient in any respect. The Company and the Company Board believe the allegations and claims asserted in the Actions are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, solely to moot the unmeritorious disclosure claims and minimize the risk, costs, burdens, nuisance and uncertainties inherent in litigation, the Company hereby supplements the disclosures contained in the Statement (the “Supplemental Disclosures”). The Company and the Company Board deny that they violated any laws or breached any duties to the Company’s stockholders. Nothing in this Amendment will be deemed an admission of the legal necessity or materiality under any applicable laws for any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the described above that any additional disclosure was or is required.

The following Supplemental Disclosures will not affect the consideration to be received by stockholders of the Company in connection with the Offer or the timing of the Offer, which will expire at midnight, Eastern Time, at the end of June 5, 2023 unless the Purchaser has extended the Offer in accordance with the terms of the Merger Agreement.

The Supplemental Disclosures are set forth below and should be read in conjunction with the Statement, which should be read in its entirety. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. To the extent that information in this Amendment differs from or updates information contained in the Statement, this Amendment shall supersede or supplement the information in the Statement.

The Statement is hereby amended and supplemented as follows:

Item 3	Past Contacts, Transactions, Negotiations and Agreements.

On page 12 of the Statement, the bold and underlined language below is added immediately before the first full paragraph of the “Executive Officer and Director Arrangements Following the Merger” section:

There were no discussions regarding post-transaction employment of any Satsuma officers and directors prior to signing. As of the date of this Schedule 14D-9 and as requested by Parent, the Company has agreed to terminate the employment of each of our current executive officers, effective as of the closing of the Offer and the Merger (and subject to the occurrence of the closing of the Offer and Merger) on terms and conditions to be negotiated between the parties. Prior to the closing, such executive officers shall remain in their current positions with their current compensation.

Item 4	The Solicitation or Recommendation.

•

The bold and underlined language below is added as the last sentence at the end of the first paragraph on page 17 (carried over from page 16) under the subsection titled “—Background of the Offer” as noted below:

The Company’s decision to choose Lazard as its financial advisor was based on Lazard’s reputation, familiarity with, and experience as a financial advisor to, the Company and other companies in the life sciences and biotechnology industry and Lazard’s experience as a financial advisor in mergers and acquisitions and other strategic transactions. As of March 29, 2023, none of the entities comprising Lazard’s financial advisory business (Lazard Ltd. and its subsidiaries, collectively, the “Lazard Group”) had entered into any engagement agreements with, or earned fees from, Parent, Parent’s largest shareholder, Nagata & Company, Ltd. (the “Nagata Family Shareholder”) or any of their respective known affiliates in the past two years or owned proprietary holdings in Parent. As of March 29, 2023, none of the core members of the Lazard team advising the Company (the “Lazard Core Team”) had performed financial analysis for Parent or the Nagata Family Shareholder in the last year regarding a possible transaction with the Company. Furthermore, no members of the Lazard Core team had any holdings in the securities of Parent or any material familial, social or economic relationship with the publicly disclosed members of the board of directors of Parent, senior management of Parent, or known senior management of the Nagata Family Shareholder.

•	The bold and underlined language below is added to the last paragraph on page 24 under the subsection titled “—Background of the Offer” as noted below:

On the afternoon of April 10, 2023, the Company Board held a special meeting, to which Mr. Takanashi was not invited and did not attend nor receive any briefing materials, to review the status of the transaction with the Company’s management and its legal and financial advisors. At the meeting, representatives of Lazard noted that the Company had not received any further inquiries or indications of interest regarding a financing or acquisition of the Company from any third party. Mr. Kollins and representatives from Lazard then discussed the fairness opinion to be given to the Company Board in connection with the Offer and the Merger, noted that the Offer and the Merger were outside the scope of customary fairness opinions given by Lazard and discussed the engagement of Houlihan Lokey to provide a fairness opinion in connection with the Offer and the Merger, including the potential fees payable to Houlihan Lokey. The Company Board then considered Houlihan Lokey’s relationships, and determined that, based on the discussions and the information made available to them, Houlihan Lokey would be able to provide objective financial advice. Following the discussion, the Company Board authorized management to formally engage Houlihan Lokey with respect to a fairness opinion in connection with the Offer and the Merger and to continue to share the information required for Houlihan Lokey to perform its financial analyses.

•	The bold and underlined language below is added to the first paragraph on page 26 (carried over from page 25) under the subsection titled “—Background of the Offer” as noted below:

Upon a motion duly made and seconded, the Company Board approved the liquidation analysis prepared by management and authorized Houlihan Lokey to rely on it for purposes of its financial analysis. Representatives of Houlihan Lokey then reviewed its financial analysis of the Company and the Offer and the Merger and the liquidation analysis prepared by management. Thereafter, at the request of the Company Board, representatives of Houlihan Lokey then delivered an oral opinion to the Company Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated April 16, 2023) to the effect that, as of the date thereof, and subject to the various assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Offer Price and the Merger Consideration to be received by holders of the Shares (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates). Because the Company had determined to sell itself or liquidate, no projections regarding the possibility of a go-forward company were prepared. After further discussion, taking into account the factors described under “Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board”, the Company Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable and in the best interests of the Company and its stockholders and recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer.

In addition to the Supplemental Disclosures above, this Amendment is being filed to reflect the update indicated as follows:

Item 4	The Solicitation or Recommendation.

•

The sentence below in the 2nd paragraph under the subsection titled “—Recommendation of the Company Board”, which was previously included by Amendment No. 2 to the Statement on May 24, 2023, is further amended and restated in its entirety as follows:

“Based on the knowledge and analysis of available information regarding the Company and consideration of factors described above, the Company and Purchaser reasonably believe that the terms of the Merger Agreement and the Offer are fair to the stockholders other than Parent and its affiliates, the director and officer stockholders of the Company, and “affiliates” (as such term is defined under Rule 12b-2 of the Exchange Act) of the Company (the “Unaffiliated Stockholders”).”

Item 8	Additional Information.

•

The first and only sentence under the section titled “Legal Proceedings” on page 46 is hereby amended and restated by deleting the sentence and replacing it with the following paragraphs to read as follows:

“To date, there have been two complaints filed by purported stockholders of the Company related to the Offer. On May 18, 2023, a purported stockholder of the Company, William Ballard, filed a lawsuit against the Company and the members of the Company Board in the United States District Court for the District of Delaware, captioned Ballard v. Satsuma Pharm., Inc. et al, No. 1:23-cv-00544-UNA. On May 23, 2023, another purported stockholder of the Company, William Johnson, filed a lawsuit against the Company and the members of the Company Board in the United States District Court for the District of Delaware, captioned Johnson v. Satsuma Pharm., Inc., et. al., No. 1:23-cv-00565-UNA.

The complaints allege that Satsuma and the Company Board violated Sections 14(d) and 14(e) of the Securities Exchange Act of 1934 (the “Act”), as well as Rule 14d-9 promulgated thereunder, and that the Company Board violated Section 20(a) of the Act. The complaints assert claims challenging the adequacy of the disclosures regarding the background of the proposed transaction, the Company’s financial projections and the financial analyses relied upon by the Company Board, and the interests of the Company’s financial advisors, Houlihan Lokey Capital Inc. and Lazard Frères & Co., LLC. The lawsuits seek, among other things, injunctive relief to enjoin the Offer, rescission and rescissory damages should the Offer be consummated, an injunction directing the Company Board to comply with the Act, and an award of attorney’s and expert fees and expenses. Purchaser and Parent are not named as parties to the lawsuits. The above-referenced actions are collectively referred to as the “Tender Offer Litigation.”

To date, the Company had also received eight stockholder demand letters, which generally seek that certain allegedly omitted information in the Statement be disclosed, and one books and records demand letter, which generally seeks information in connection with a purported stockholder’s investigation of, among other things, (i) the events leading to the Offer, (ii) the Company’s financial projections, (iii) the financial analyses performed by Houlihan and Lazard; (iv) the independence and disinterestedness of the Company Board and management, (v) the independence and disinterestedness of Houlihan and Lazard; and (vi) whether breaches of fiduciary duty, wrongdoing, mismanagement, and/or material non-disclosure has taken place. The above-referenced actions are collectively referred to as the “Demand Letters” and, collectively with the Tender Offer Litigation, the “Actions.”

The Company and the Company Board vigorously deny that the Statement is deficient in any respect. The Company and the Company Board believe the allegations and claims asserted in the Actions are without merit and intends to vigorously defend against them. The outcome of any pending or future litigation is uncertain. Such litigation, if not resolved, could prevent or delay consummation of the Offer and result in substantial costs to the Company.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Satsuma Pharmaceuticals, Inc.

By:	/s/ Tom O’Neil
Name: Tom O’Neil
Title: Chief Financial Officer

Dated: May 30, 2023